UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 16 December 2024, London UK

GSK's B7-H3-targeted antibody-drug conjugate, GSK'227, receives EMA Priority Medicines (PRIME) Designation in relapsed extensive-stage small-cell lung cancer

●     Regulatory designation based on promising preliminary clinical data

●     PRIME Designation granted to medicines with potential to address significant unmet medical needs

●     Extensive-stage small-cell lung cancer is associated with high rates of relapse, few treatment options and poor prognosis

GSK plc (LSE/NYSE: GSK) announced today that the European Medicines Agency (EMA) has granted Priority Medicines (PRIME) Designation for GSK5764227 (GSK'227), its B7-H3-targeted antibody-drug conjugate (ADC) being evaluated for the treatment of patients with relapsed extensive-stage small-cell lung cancer (ES-SCLC). The PRIME Designation supports the development of medicines with potential to offer a major therapeutic advantage for patients.[1] This is the second regulatory designation for GSK'227, following the US Food and Drug Administration's decision to grant Breakthrough Therapy Designation in August 2024 [2].

Hesham Abdullah, Senior Vice President, Global Head Oncology, R&D, GSK, said: "This PRIME Designation is an important step forward as we seek to accelerate development of GSK'227 in extensive-stage small-cell lung cancer and other tumour types with limited treatments. Our investigational B7-H3-targeted ADC is a key component of our broader ADC programme."

The EMA's PRIME Designation is supported by preliminary clinical data from the ARTEMIS-001 study. This is an ongoing phase I open-label, multi-centre trial of more than 200 patients evaluating the safety, tolerability, and preliminary anti-tumour activity in locally advanced or metastatic solid tumours, including relapsed ES-SCLC, conducted by Hansoh Pharma. The efficacy and safety results from this trial were presented at the 2024 World Conference on Lung Cancer earlier this year. GSK recently began a global phase I trial to support a registrational pathway for GSK'227.

Lung cancer is a leading cause of cancer-related morbidity and mortality worldwide.[3] In Europe, there were an estimated 484,554 new cases and 375,784 deaths from lung cancer in 2022.[4] SCLC represents 10-15% of all lung cancer cases and is among the deadliest subtypes.[5],[6] ES-SCLC constitutes 60% to 85% of all SCLC cases at diagnosis and is characterised by tumours that have spread beyond the lungs.[7] Platinum resistant or refractory patients typically have very poor outcomes, with median overall survival of less than six months.[8], [9]

Earlier this year, GSK acquired exclusive worldwide rights (excluding China's mainland, Hong Kong, Macau, and Taiwan) from Hansoh to progress clinical development and commercialisation of GSK'227.[10]

About GSK'227
GSK'227, also known as HS-20093, is a novel investigational B7-H3-targeted ADC composed of a fully human anti-B7-H3 monoclonal antibody covalently linked to a topoisomerase inhibitor (TOPOi) payload. HS-20093 is being developed by Hansoh Pharma for the treatment of lung cancer, sarcoma, head and neck cancers and other solid tumours in multiple phase I, II and III clinical trials in China. GSK's global phase I trial for GSK'227 began in August 2024.

GSK in oncology
Oncology is an emerging therapeutic area for GSK where we are committed to maximising patient survival with a current focus on haematologic malignancies, gynaecologic cancers, and other solid tumours through breakthroughs in immuno-oncology and tumour-cell targeting therapies.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore / Dan Smith / Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Annabel Brownrigg-Gleeson	+44 (0) 7901 101944	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in GSK's Annual Report on Form 20-F for 2023, and GSK's Q3 Results for 2024.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

References
[1] European Medicine Agency. PRIME - Priority Medicines factsheet. Available at: https://www.ema.europa.eu/en/documents/leaflet/prime-paving-way-promising-medicines-patients-factsheet_en.pdf
[2] GSK. GSK receives US FDA Breakthrough Therapy Designation for its B7-H3-targeted antibody-drug conjugate in relapsed or refractory extensive-stage small-cell lung cancer https://www.gsk.com/en-gb/media/press-releases/gsk-receives-us-fda-breakthrough-therapy-designation/
[3] Leiter A, Veluswamy RR, Wisnivesky JP. The global burden of lung cancer: current status and future trends. Nat Rev Clin Oncol. 2023;20(9):624-639.
[4] Bray F, Laversanne M, Sung H, et al. Global cancer statistics 2022: GLOBOCAN estimates of incidence and mortality worldwide for 36 cancers in 185 countries. CA Cancer J Clin. 2024;74(3):229-263.
[5] Rudin CM, Brambilla E, Faivre-Finn C, et al. Small-cell lung cancer. Nat Rev Dis Primers. 2021;7(1):3.
[6] Gazdar AF, Bunn PA, Minna JD. Small-cell lung cancer: what we know, what we need to know and the path forward. Nat Rev Cancer. 2017 Dec;17(12):725-737. Doi: 10.1038/nrc.2017.87. Epub 2017 Oct
27. Erratum in: Nat Rev Cancer. 2017;17(12):765.
[7] Porte M, Vaudron A, Crequit P, Vaugier L, Chatellier T, Fronteau C, Raimbourg J, Goronflot T, Bennouna J, Pons-Tostivint E. A Multicenter Study Assessing the Real-World Use and Effectiveness of First-Line Chemotherapy Plus Immunotherapy in Advanced Small-Cell Lung Cancer (SCLC) Patients. Clin Lung Cancer. 2024 Mar;25(2):e101-e111.e2. doi: 10.1016/j.cllc.2023.11.009. Epub 2023 Nov 23. PMID: 38072729.
[8] Trigo J, Subbiah V, Besse B, Moreno V, López R, Sala MA, Peters S, Ponce S, Fernández C, Alfaro V, Gómez J, Kahatt C, Zeaiter A, Zaman K, Boni V, Arrondeau J, Martínez M, Delord JP, Awada A, Kristeleit R, Olmedo ME, Wannesson L, Valdivia J, Rubio MJ, Anton A, Sarantopoulos J, Chawla SP, Mosquera-Martinez J, D'Arcangelo M, Santoro A, Villalobos VM, Sands J, Paz-Ares L. Lurbinectedin as second-line treatment for patients with small-cell lung cancer: a single-arm, open-label, phase 2 basket trial. Lancet Oncol. 2020 May;21(5):645-654. doi: 10.1016/S1470-2045(20)30068-1. Epub 2020 Mar 27. Erratum in: Lancet Oncol. 2020 Dec;21(12):e553. doi: 10.1016/S1470-2045(20)30676-8. PMID: 32224306.
[9]Topotecan USP. Available at: https://www.accessdata.fda.gov/drugsatfda_docs/label/2014/022453s002lbl.pdf. Accessed 13 Nov 2024
[10] GSK. GSK enters exclusive license agreement with Hansoh for HS-2009. Available at: https://www.gsk.com/en-gb/media/press-releases/gsk-enters-exclusive-license-agreement-with-hansoh-for-hs-20093/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: December 16, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc